October 9, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C.
20549

Re: Eagle Point Credit Company Inc. (the
        "Company") File No.: 811-22974

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), enclosed for filing on behalf of the Company please find:

   (i) a copy of the Company's executed fidelity bond issued by Federal Insurance Company (a member of Chubb Group Insurance Companies) in the amount of $750,000 (attached as Exhibit A); and

   (ii) a secretary's certificate certifying the resolutions of the Company's Board of Directors, including all of the directors who are not "interested persons" of the Company as defined by Section 2(a)(19) of the 1940 Act, approving the form and amount of the fidelity bond (attached as Exhibit B).

Please be advised that the fidelity bond premium has been paid for the period from October 8, 2015 to October 7, 2016.

Sincerely,

/s/ Thomas P. Majewski
Thomas P. Majewski
Chief Executive Officer

Exhibit A

Bond

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

Bond Number: 82364158

EAGLE POINT CREDIT COMPANY INC
20 Horseneck Lane
GREENWICH, CT 06830

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   October 7, 2015
                             to   12:01 a.m. on   October 7, 2016

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 750,000	$ 0
2.	On Premises	$ 750,000	$ 7,500
3.	In Transit	$ 750,000	$ 7,500
4.	Forgery or Alteration	$ 750,000	$ 7,500
5.	Extended Forgery	$ 750,000	$ 7,500
6.	Counterfeit Money	$ 750,000	$ 7,500
7.	Threats to Person	$ NOT COVERED	$ N/A
8.	Computer System	$ NOT COVERED	$ N/A
9.	Voice Initiated Funds Transfer Instruction	$ NOT COVERED	$ N/A
10.	Uncollectible Items of Deposit	$ NOT COVERED	$ N/A
11.	Audit Expense	$ 25,000	$ 0

ITEM 3.   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-9228 17-02-1360 17-02-2335 17-02-2437

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by _____September 24, 2015_____

_____
Authorized Representative

Effective date of
this endorsement/rider: October 7, 2015

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82364158

Issued to: EAGLE POINT CREDIT COMPANY INC

_____

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Endorsement No: 2

Bond Number: 82364158

NAME OF ASSURED: EAGLE POINT CREDIT COMPANY INC

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

"Termination By The Company

Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1.   Nonpayment of premium;

2.   Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3.   Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4.   Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5.   Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6.   Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

7.   Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

8.   Such other reasons that are approved by the Commissioner;

9.   Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10.   Substantial breaches of contractual duties, conditions or warranties; or

11.   Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.   Bond Number:

b.   Date of Notice;

c.   Reason for Cancellation;

d.   Expiration Date of the Bond;

e.   Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2.   It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2015   By _____
                                                                            Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 82364158

NAME OF ASSURED: EAGLE POINT CREDIT COMPANY INC

_____

AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(10)   a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

      a.   for a period of sixty (60) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

      b.   if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2015   By _____
                                                                                     Authorized Representative

ICAP Bond
Form 17-02-2335 (Ed. 10-00)

Effective date of
this endorsement/rider: October 7, 2015   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No.   4

To be attached to and
form a part of Bond No.   82364158

Issued to: EAGLE POINT CREDIT COMPANY INC

_____

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

   If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Exhibit B

SECRETARY'S CERTIFICATE

The undersigned, being duly appointed as Secretary of Eagle Point Credit Company Inc. (the "Company"), a closed-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby certifies that:

(i) this Certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond pursuant to Rule 17g-1 of the 1940 Act, and the SEC is entitled to rely on this certificate for purposes of the filing;

(ii) the resolutions set forth below are true and correct copies of the resolutions adopted by the Board of Directors of the Company (the "Board of Directors"), including a majority of the directors who are not "interested persons", as defined in Section 2(a)(19) of the 1940 Act, of the Company, on August 19, 2015; and

(iii) these resolutions have not been amended or superseded in any way as of the date of this Certificate:

RESOLVED, that the Company shall be named as an insured under a fidelity bond having an aggregate coverage of $750,000 issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the "1940 Act");

RESOLVED, that the fidelity bond, in the amount and form discussed at the meeting and contained in the Board Materials, be, and the same hereby is, approved by (i) the Board of Directors and (ii) the Independent Directors after consideration of all factors deemed relevant by the Board of Directors, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangement made for the custody and safekeeping of the Company's assets, and the nature of the securities in the Company's portfolio;

RESOLVED, that the premium as discussed at the meeting be, and hereby is, approved;

RESOLVED, that that officers of the Company be, and each hereby is, authorized to obtain such bond in substantially the form presented at the meeting; and

RESOLVED, that the Chief Executive Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filing and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, I have set my hand this 8th day of October, 2015.


/s/ Courtney B. Fandrick

Courtney B. Fandrick

Secretary
